SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January 2009
Commission File Number 1-33430
QIAO XING MOBILE COMMUNICATION
CO., LTD.
10/F CEC Building
6 Zhongguancan South Street
Beijing 100086
People’s Republic of China
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-                    )

SIGNATURE
EXHIBIT INDEX
EX-99.1

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qiao Xing Mobile Communication Co., Ltd.
By:	/s/ Wu Zhi Yang
	Name:	Wu Zhi Yang
	Title:	Chairman

Date: January 19, 2009

EXHIBIT INDEX

Exhibit	Description
99.1:	Press release, dated January 19, 2009